

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2023

Frank Murtha
Chief Executive Officer
Major League Football, Inc.
15515 Lemon Fish Drive
Lakewood Ranch, FL 34202

   Re: Major League Football, Inc.
     Registration Statement on Form S-1
     Filed on April 6, 2023
     File No. 333-271153

Dear Frank Murtha:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Scott Anderegg at 202-551-3342 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services